AB 3/1

*KH 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28900

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westminster Research Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 48th Floor

(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER M. SPRINGER **(212) 468-7560**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017688

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/1

OATH OR AFFIRMATION

We, John D. Meserve and Christopher M. Springer, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Westminster Research Associates LLC, as of December 31st, 2010, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John D. Meserve, President

SVETLANA PORTNOV
NOTARY PUBLIC, State of New York
No. 01PO6115753
Qualified in Queens County
Commission Expires Sept.13, 20 12

Christopher M. Springer, Chief Financial Officer

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
Westminster Research Associates LLC

We have audited the accompanying statement of financial condition of Westminster Research Associates LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westminster Research Associates LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 23, 2011

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 29,418,640
Cash and cash equivalents segregated in compliance with federal regulations and other restricted deposits	16,706,736
Receivables from brokers	11,161,136
Prepaid research, net of allowance of $907,206	9,346,688
Fixed assets, at cost, net of accumulated depreciation and amortization of $554,421	528,146
Goodwill	52,928,162
Other assets	125,285
Total assets	$ 120,214,793
Liabilities and member's equity	
Liabilities:	
Due to banks	$ 1,041,494
Commission management payable	36,226,769
Accrued compensation and other liabilities	5,664,213
Total liabilities	42,932,476
Member's equity	77,282,317
Total liabilities and member's equity	$ 120,214,793

The accompanying notes are an integral part of the statement of financial condition.

Westminster Research Associates LLC

Notes to Statement of Financial Condition

December 31, 2010

1. Organization and Description of Business

Westminster Research Associates LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company's principal operations include providing soft dollar research to U.S. investment advisors and commission recapture services to pension plan sponsor clients. Revenues are primarily derived from soft dollar commission transactions. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self-regulatory organization.

The Company is a wholly owned subsidiary of ConvergEx Group, LLC ("Group"). ConvergEx Holdings LLC ("Holdings") and its wholly owned subsidiary Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's management team, directors, and employees.

2. Significant Accounting Policies

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB"). Significant accounting policies are as follows:

Use of Estimates

The preparation of the statement of financial condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days when purchased are considered cash and cash equivalents. These investments include demand deposits and money market accounts.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents Segregated In Compliance with Federal Regulations and Other Restricted Deposits

Cash and cash equivalents segregated in compliance with federal regulations consists of cash and cash equivalents deposited in a special bank account for the benefit of customers under the U.S. Securities and Exchange Commission ("SEC") Rule 15c3-3 and cash pledged as security for an outstanding letter of credit.

Securities Transactions

Receivables from brokers consist of commissions receivable.

A prepaid research asset is established for research and research related services disbursed in advance of anticipated customer commission volumes. Such receivables may not be evidenced by contractual obligations. Prepaid soft dollar research, net of allowance, is included in prepaid research, and accrued soft dollar research and commission recapture payable is classified as commission management payable on the statement of financial condition.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of receivables from brokers, prepaid research, and other receivables. The Company considers the customer's financial condition and business operations as well as its historical, current, and anticipated trading activity when determining the allowance for doubtful accounts.

Fair Value of Financial Instruments

The carrying amounts reported on the statement of financial condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation and amortization. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Purchased software costs are amortized on a straight-line basis over five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or modifying software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software ranging from five to seven years. The Company evaluates internally developed software for impairment on at least an annual basis and whenever changes in circumstances indicate impairment could exist.

Goodwill

Goodwill is not amortized, but is reviewed for impairment on at least an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value. The Company completed its annual evaluation of goodwill as of May 1, 2010 and determined no impairment charge was required. Subsequent to May 1, 2010, no events have occurred or circumstances have changed that would indicate that the fair value of goodwill had fallen below its carrying value.

Other Assets

Other assets consist primarily of receivables from related parties (Note 5) and prepaid expenses.

Accrued Compensation and Other Liabilities

Accrued compensation and other liabilities primarily consist of accrued compensation, accrued expenses, and payables to related parties for management and technical services or expenses affiliates have paid on behalf of the Company (Note 5).

2. Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a single member limited liability company for tax purposes and, as such, is disregarded for federal, state and local income tax purposes. The Company has recorded its apportioned share of state and local income taxes, including the New York City unincorporated business tax, pursuant to a tax sharing agreement ("TSA") between Group and the Company. Group, as the taxpayer of record, is responsible for payment of state and local income taxes to the taxing authorities. The tax provision for the Company has been computed in accordance with the TSA.

Recent Accounting Developments

In January 2010, the FASB issued updated guidance to amend disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurements hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements).

The guidance is effective for reporting periods beginning after December 15, 2009, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which is effective for reporting periods beginning after December 15, 2010. The adoption of these changes had no material impact on the Company's statement of financial condition.

3. Financial Instruments

All financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

3. Financial Instruments (continued)

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2010, the Company did not own any assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

4. Fixed Assets

At December 31, 2010, fixed assets were comprised of:

	Cost or Acquisition Value	Accumulated Depreciation and Amortization	Net Book Value
Internally developed software	$ 944,488	$ (483,488)	$ 461,000
Computer hardware	42,392	(16,481)	25,911
Leasehold improvements	33,537	(16,228)	17,309
Software	55,558	(37,376)	18,182
Furniture and equipment	6,592	(848)	5,744
Total	$ 1,082,567	$ (554,421)	$ 528,146

4. Fixed Assets (continued)

The Company removed fully depreciated fixed assets totaling $150,235 from purchased software and computer hardware during the year. Included in this amount were assets acquired under capital leases totaling $9,367.

5. Related Party Transactions

In the normal course of business, the Company enters into related party transactions with affiliates, including ConvergEx, and certain other affiliated entities.

BNY ConvergEx Execution Solutions LLC ("CES"), G-Trade Services LLC ("G-Trade"), ConvergEx Global Markets Ltd. ("CGM"), and Pershing LLC ("Pershing", a BNY Mellon subsidiary) provide trade execution and clearing services for the Company pursuant to the terms contained in fully disclosed clearing agreements.

Receivables from brokers on the statement of financial condition include $346,993 related to these transactions.

The Company provides commission management tools and payment processing services for Pershing and NorthPoint Trading Partners LLC ("NP"). The other assets balance on the statement of financial condition includes a receivable of $35,883 related to these services.

The Company provides and receives certain management, administrative and technical services from Group and other affiliates. Other assets on the statement of financial condition include $33,345 related to these transactions. Included in accrued compensation and other liabilities on the statement of financial condition are reimbursable expenses paid by affiliates on behalf of the Company in the amount of $48,281. The Company leases office space from CES. Accrued compensation and other liabilities on the statement of financial condition includes $10,200 of accrued occupancy related expenses due to CES.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debits arising from customer transactions, as defined. At December 31, 2010, the Company had net capital of $12,430,244 and its net capital requirement was $250,000. In accordance with the requirements of SEC Rule 15c3-3, the Company has segregated $16,003,507 in a special bank account for the benefit of customers, which was in excess of its required deposit of $3,761,893.

6. Regulatory Requirements (continued)

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

7. Commitments and Contingencies

The Company is obligated under an operating lease to pay the following minimum rentals to CES:

	Lease Payments
Year:	
2011	$ 97,425
2012	97,425
2013	48,712
	$ 243,562

The operating lease is subject to periodic escalation charges. The lease expires on July 7, 2013.

The Company is involved in legal proceedings concerning matters arising in connection with the conduct of the Company's businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial statements. The Company intends to defend itself vigorously against all claims asserted in these matters.

8. Deferred Compensation

ConvergEx provides a portion of each executive's and other highly compensated individual's annual bonus as a long-term cash award. Employees vest over 40 months of service, including the year for which the award was granted, and are payable at the end of that period. Compensation expense is accrued ratably over that period. As part of the programs, employees can elect to index their deferral to various investment options. Payments to the employees are made to employees on the payment date in the amount of the initial award adjusted by the percentage change in value of any elected investment options. In order to hedge any risk associated with changes in the amounts due to employees upon vesting, Group has purchased

8. Deferred Compensation (continued)

In vestments similar to the elected options. The plan had no material effect on the Company's financial position in 2010. Based on performance of the employees' elections to date, the Company plans to make payments related to these deferred bonus programs of $244,847 in 2011, $546,136 in 2012 and $588,088 in 2013, respectively.

9. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the retirement savings plan of the Company. This plan has two components, a defined contribution profit sharing plan and a 401(k) match program. The Company is required to make annual contributions to the plan on behalf of its employees. For the year ended December 31, 2010, the Company's retirement savings plan liability recorded in accrued compensation and other liabilities on the statement of financial condition was $93,010.

10. Off-Balance Sheet Credit Risk

Guarantees

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from clients introduced by the Company. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to clearing brokers for these customer accounts at December 31, 2010.

At December 31, 2010, Group and Eze Castle had approximately $750 million of debt outstanding. Group's ownership interest in the Company was pledged as security against the debt.

11. Concentration of Credit Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

12. Subsequent Events

The Company has evaluated all subsequent events through February 23, 2011 and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition or accompanying notes.

Westminster Research

A member of BNY ConvergEx Group

Westminster Research Associates LLC ("WRA") Disclosure Statements

Payment For Order Flow

Securities and Exchange Commission ("SEC") Rule 607 requires all registered broker-dealers to provide disclosure to customers of payment for order flow practices upon the opening of a new account and annually thereafter. Accordingly, the following statement is being provided as your annual notification in compliance with the SEC Rule: Westminster Research Associates does not receive payment for order flow.

FINRA Conduct Rule

Pursuant to Financial Industry Regulatory Authority ("FINRA") Conduct Rule 2280, please note that the toll-free number for the Public Disclosure Program of FINRA Regulation (which provides certain information about the disciplinary history of FINRA members and their associated persons) is (800) 289-9999, the FINRA Regulation web site is www.finra.org and an investor brochure that includes information describing the Public Disclosure Program is available upon request from FINRA.

Customer Complaints

In accordance with Securities and Exchange Commission Rule 17a-3(a)(18)(ii) and FINRA Rule 2340, customers should promptly report any inaccuracy or discrepancy in their account to the introducing firm and clearing firm and to re-confirm any oral communication in writing. Please be advised that account inaccuracies, discrepancies and complaints may be directed to the following:

Westminster Research Associates
1633 Broadway, 48th Floor
New York, NY 10019
Attn: Compliance
(212) 259-5547

FINRA Rule 2266 – SIPC Disclosure

In accordance with FINRA Rule 2266, please be advised that information pertaining to the Securities Investors Protection Corporation ("SIPC"), including a SIPC Brochure, may be obtained by contacting the following via email or the web at:

Securities Investor Protection Corporation
805 15th Street, N.W. Suite 800
Washington, D.C. 20005-2215
(202)371-8300
www.sipc.org

Business Continuity Plan

Westminster Research Associates LLC ("WRA") has developed a Business Continuity Plan ("BCP") on how we will respond to events that significantly disrupt our business. The BCP Disclosure provides summary detail on WRA's risk mitigation strategy in the event of interruption(s) to daily business operations. The plan is designed to support all WRA duties and responsibilities to customers in the event of a major disruption. The BCP is intended to comply with obligations pursuant to regulatory rules and requirements as set forth by the Financial Industry Regulatory Authority ("FINRA").

WRA's BCP addresses: business description; data back up and recovery; all mission critical systems financial and operational assessments; alternative communications with customers, employees, and regulators; alternate physical location of employees; critical supplier, contractor, bank and counter-party impact; regulatory reporting.

WRA does not directly offer execution or clearance services to its customers. Instead, it provides its customers with the option to choose an execution and clearing broker from a network of correspondent brokers that the firm maintains relationships with. Thus, access to funds and securities will need to be provided by the correspondent broker the customer has chosen to effect securities transactions with. These correspondent broker/dealers have BCP plans in place and customers can contact any of these respective firms for a copy of their plan. The respective correspondent broker/dealers' BCP will address customer access issues to funds and securities that may be impacted in the event of an internal or external significant business disruption.

Although WRA does not maintain customer securities, in some instances it will maintain customer funds. Customers that maintain funds at WRA may access their funds by contacting Daniel Sheehan, (212) 448-6050, dsheehan@convergex.com.

WRA's primary concern is to ensure that the applications and information that drive critical business processes are available whenever they are needed. To accomplish this, WRA has multiple back-up Disaster Recovery Data Centers which house WRA infrastructure and communications that will enable the firm to continue to provide services during emergency situations.

Depending on the severity of the disruption (building, business district, the city, or whole region), WRA will transfer their operations to one of its unaffected Disaster Recovery sites, where we will congregate and resume business as soon as possible. In the event of an internal or external business disaster causes the loss of our paper records, we will physically recover them from our back-up site. If our primary site is inoperable, we will continue operations from the back-up site. For the loss of electronic records, we will either physically recover the storage media or electronically recover data from our back-up site, and, if our primary site is inoperable, continue operations from our back-up site or an alternate location. Recovery times will range from instantaneous to approximately 4 hours. For some business functions, next-day recovery is projected.

While we have taken significant steps to develop and implement a sound business recovery plan, we acknowledge that no recovery plan is perfect. The unpredictable nature of a disaster precludes absolute preparedness for any plan. However, we believe that our planning for such events is robust and consistent with many of the best practices established within the industry. This plan is reviewed annually and updated as necessary. Any material changes to the above information will be available on our website www.westminsterresearch.com. A complete hardcopy of WRA's BCP can be obtained, in its entirety, by calling (212) 448-6050 or (212) 259-5547, or upon written request to the Westminster Research Associates Compliance Department, 1633 Broadway, 48th Floor, New York, NY 10019.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Managers and Management of
Westminster Research Associates LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Managers and Management of Westminster Research Associates LLC (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. The Company's Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries on the Company's check registry and general ledger. No findings were noted.

2. Compared the total quarter to date revenue amounts reported on the March 31, 2010, June 30, 2010, September 30, 2010 and the December 31, 2010 FOCUS reports with the amounts reported in Form SIPC-7 for the period from January 1, 2010 through December 31, 2010. No findings were noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including information derived from the Company's general ledger and sub-ledger systems. No findings were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers. No findings were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028900 FINRA DEC
WESTMINSTER RESEARCH ASSOCIATES LLC 7*7
1633 BROADWAY 48TH FL
NEW YORK NY 10019-6708

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Charles Jordan 212-468-7752

2. A. General Assessment (item 2e from page 2) $ 57,632

B. Less payment made with SIPC-6 filed (exclude interest) (23,887)
7/22/2010 Check # 301
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 33,745

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 33,745

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 33,745

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westminster Research Associates LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SVP Finance 2/11/11
(Title)

Dated the 11 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 25,005,550
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,100,148
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): Sublease income and affiliate support fees	852,759
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,952,907
2d. SIPC Net Operating Revenues	$ 23,052,643
2e. General Assessment @ .0025	$ 57,632
	(to page 1, line 2.A.)

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STATEMENT OF FINANCIAL CONDITION

Westminster Research Associates LLC
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Westminster Research Associates LLC

Statement of Financial Condition

December 31, 2010

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